Culmination Brewing Company

STATEMENT OF CASH FLOWS

January - August, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,775.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	24,726.90
13001 Inventory Asset:Brewery Raw Ingredient Inventory	0.00
SK-Undeposited Cash	819.00
20000 Accounts Payable	5,651.09
22000 AMEX 92001/93009/95004	10,893.93
22020 xPRODUCTION Amex	-19,215.56
ask	28.18
24006 EIDL Cares Act	10,000.00
24007 Stripe Tip Wages	692.00
25000 Columbia Bank Loan 7325	-18,932.75
27000 Keg Deposits	-3,438.55
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,224.24**
Net cash provided by operating activities	**$ -5,551.49**
INVESTING ACTIVITIES	
15010 Fixed Assets:BREW EQUIPMENT	-202.41
12030 Pre Paid Hops	0.00
Net cash provided by investing activities	**$ -202.41**
FINANCING ACTIVITIES	
25020 Notes Payable Key Bank Equipment	-9,648.35
Notes Payable Ford	-4,618.00
30000 Opening Balance Equity	95,608.60
Net cash provided by financing activities	**$81,342.25**
NET CASH INCREASE FOR PERIOD	**$75,588.35**
Cash at beginning of period	27,320.06
CASH AT END OF PERIOD	**$102,908.41**